Maxim Group LLC

300 Park Ave, 16th Floor

New York, NY 10022

December 6, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn: Tracie Mariner, Vanessa Robertson, Jane Park, Celeste Murphy

Re:	NeuroSense Therapeutics Ltd.
Amendment No. 4 to Registration Statement on Form F-1
Filed December 6, 2021
File No. 333-260338

Ladies and Gentlemen:

Pursuant to Rule 461, as amended, the undersigned, as the representative of the prospective underwriters of the proposed offering by NeuroSense Therapeutics Ltd. (the “Company”), hereby join the Company’s request that the effectiveness of the above-referenced Registration Statement (the “Registration Statement”) be accelerated so that the Registration Statement will become effective at 5:00 p.m., Eastern Time, on Wednesday, December 8, 2021, or as soon thereafter as is practicable, or at such other time as the Company or its counsel, Covington & Burling LLP, may request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, we, acting on behalf of the several underwriters, wish to advise you that, through December 6, 2021, we distributed approximately 375 copies of the Company’s preliminary prospectus dated December 6, 2021, including a copy to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the security.

The undersigned, as the representative of the prospective underwriters of the proposed offering, advise on behalf of the underwriters that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Maxim Group LLC

By:	/s/ Clifford A. Teller
Name: Clifford A. Teller Title: Head of Investment Banking, Executive Managing Director